UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Neumora Therapeutics, Inc.

(Name of Issuer)

     Common Stock, $0.0001 par value

(Title of Class of Securities)

    640979 100

(CUSIP Number)

Mark McDonnell

ARCH Venture Management, LLC

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    November 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 640979 100	13D	Page 2 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 3 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund VIII Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 4 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 5 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund X Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 6 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Fund XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 7 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 8 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 9 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners X Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 10 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 640979 100	13D	Page 11 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 640979 100	13D	Page 12 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 640979 100	13D	Page 13 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 640979 100	13D	Page 14 of 32 Pages

1	NAME OF REPORTING PERSONS ARCH Venture Partners XII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 640979 100	13D	Page 15 of 32 Pages

1	NAME OF REPORTING PERSONS Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 640979 100	13D	Page 16 of 32 Pages

1	NAME OF REPORTING PERSONS Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,932,138 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 640979 100	13D	Page 17 of 32 Pages

1	NAME OF REPORTING PERSONS Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 3,708,794 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 3,708,794 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,708,794 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 640979 100	13D	Page 18 of 32 Pages

1	NAME OF REPORTING PERSONS Kristina Burow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,973 Shares
	8	SHARED VOTING POWER 31,932,138 Shares
	9	SOLE DISPOSITIVE POWER 46,973 Shares
	10	SHARED DISPOSITIVE POWER 31,932,138 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,979,111 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 640979 100	13D	Page 19 of 32 Pages

1	NAME OF REPORTING PERSONS Steven Gillis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 29,610,572 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 29,610,572 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,610,572 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 640979 100	13D	Page 20 of 32 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 (the “Amendment No. 2”) to the Schedule 13D filed on September 29, 2023 (the “Original 13D”), related to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Neumora Therapeutics, Inc. (the “Issuer”) having its principal executive office at 490 Arsenal Way, Suite 200, Watertown, Massachusetts, 02472.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is being filed by (1) ARCH Venture Fund VII, L.P. (“AVF VII”), (2) ARCH Venture Partners VII, L.P. (“AVP VII”) which is the sole general partner of AVF VII, (3) ARCH Venture Partners VII, LLC (“AVP VII LLC”) which is the sole general partner of AVP VII, (4) ARCH Venture Fund VIII Overage, L.P. (“AVF VIII Overage”), (5) ARCH Venture Partners VIII, LLC (“AVP VIII LLC”) which is the sole general partner of AVF VIII Overage, (6) ARCH Venture Fund X, L.P. (“AVF X”), (7) ARCH Venture Partners X, L.P. (“AVP X LP”) which is the sole general partner of AVF X, (8) ARCH Venture Partners X, LLC (“AVP X LLC”) which is the sole general partner of AVP X LP and AVP X Overage LP (defined below), (9) ARCH Venture Fund X Overage, L.P. (“AVF X Overage”), (10) ARCH Venture Partners X Overage, L.P. (“AVP X Overage LP”), which is the sole general partner of AVF X Overage, (11) ARCH Venture Fund XII, L.P. (“AVF XII”), (12) ARCH Venture Partners XII, L.P. (“AVP XII LP”) which is the sole general partner of AVF XII, (13) ARCH Venture Partners XII, LLC (“AVP XII LLC”) which is the sole general partner of AVF XII, (13) Keith Crandell (“Crandell”), (14) Robert Nelsen (“Nelsen”), (15) Clinton Bybee (“Bybee”, and together with Nelsen and Crandell, referred to individually as a Managing Director or collectively as the “AVP VII Managing Directors”, “AVP VIII Managing Directors” or “Managing Directors”, (16) Kristina Burow (“Burow”), and (17) Steven Gillis (“Gillis”, and together with Nelsen, Crandell and Burow, referred to individually as “Committee Member” or collectively as either the “AVP X Investment Committee Members” or the “AVP XII Investment Committee Members”). Each of the individuals and entities above shall be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)	The principal business of AVP VII is to act as the general partner of AVF VII, the principal business of AVP VIII LLC is to act as the general partner of AVF VIII Overage, the principal business of AVP X LP is to act as the general partner of AVF X, the principal business of AVP X Overage LP is to act as the general partner of AVF X Overage, and the principal business of AVP XII is to act as the general partner of AVF XII. The principal business of AVP VII LLC is to act as the general partner of AVP VII LP, the principal business of AVP X LLC is to act as the general partner of AVP X LP and AVF X Overage LP, and the principal business of AVP XII LLC is to act as the general partner of AVP XII LP. The principal business of each of the AVP VII Managing Directors and AVP VIII Managing Directors is to act as managing directors of AVP VII LLC and AVP VIII LLC, respectively, and as managing directors or investment committee members of a number of affiliated partnerships with similar businesses. AVP X Investment Committee Members and AVP XII Investment Committee Members act as investment committee members of AVP X LLC and AVP XII LLC, respectively, and as managing directors or investment committee members of a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of AVF VII, AVP VII, AVF VIII Overage, AVF X, AVP X LP, AVF X Overage, AVP X Overage LP, AVF XII and AVP XII LP, are limited partnerships organized under the laws of the State of Delaware. Each of AVP VII LLC, AVP VIII LLC, AVP X LLC and AVP XII LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director and/or Investment Committee Member is a US citizen.

CUSIP No. 640979 100	13D	Page 21 of 32 Pages

Item 5.	INTEREST OF SECURITIES OF THE ISSUER.
(a)	AVF VII is the record owner of 1,387,228 shares of Common Stock (“AVF VII Record Shares”). AVP VII, as the sole general partner of AVF VII, may be deemed to beneficially own the AVF VII Record Shares. AVP VII LLC, as the sole general partner of AVP VII, may be deemed to beneficially own the AVF VII Record Shares.

AVF VIII Overage is the record owner of 2,321,566 shares of Common Stock (“AVF VIII Overage Record Shares”). AVP VIII LLC, as the sole general partner of AVF VIII Overage, may be deemed to beneficially own the AVF VIII Overage Record Shares.

AVF X is the record owner of 12,205,379 shares of Common Stock (“AVF X Record Shares”). AVP X LP, as the sole general partner of AVF X LP, may be deemed to beneficially own the AVF X Record Shares.  AVP X LLC, as the sole general partner of AVP X LP, may be deemed to beneficially own the AVF X Record Shares.

AVF X Overage is the record holder of 11,886,758 shares of Common Stock (“AVF X Overage Record Shares”).  AVP X Overage LP, as the sole general partner of AVF X Overage, may be deemed to beneficially own the AVF X Overage Record Shares.  AVP X LLC, as the sole general partner of AVP X Overage LP, may be deemed to beneficially own the AVF X Overage Record Shares.

AVF XII is the record holder of 4,131,207 shares of Common Stock (“AVF XII Record Shares”).  AVP XII LP, as the sole general partner of AVF XII LP, may be deemed to beneficially own the AVF XII Record Shares.  AVP XII LLC, as the sole general partner of AVP XII LP, may be deemed to beneficially own the AVF XII Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each of the Managing Directors and direct and indirect general partners of AVF VII and AVF VIII Overage may be deemed to share the power to direct the disposition and vote of the AVF VII Record Shares and AVF VIII Overage Shares. By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the Investment Committee Members and direct and indirect general partners of AVF X, AVF X Overage and AVF XII may be deemed to share the power to direct AVF X Record Shares and AVF XII Record Shares (collectively with AVF VII Record Shares and AVF VIII Overage Record Shares, the “Record Shares”).  Burow and Gillis have a pecuniary interest in AVP VII, and Burow has a pecuniary interest in AVP VIII LP and AVP VIII Overage LP, and while they do not have voting or dispositive power over AVF VII Record Shares or AVF VIII Record Shares, these shares were included in the beneficial ownership reporting for each.

Burow is also the owner of 27,617 shares of common stock of the Issuer and is the holder of vested options to purchase 16,775 shares of Common Stock and options to purchase 2,581 shares of Common Stock that will vest within 60 days of this Schedule 13D (“Burow Options”).

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

CUSIP No. 640979 100	13D	Page 22 of 32 Pages

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage (other than for Burow) was calculated based on the 161,561,064 shares of Common Stock reported by the Issuer to be outstanding on November 4, 2024 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024. For Burow, the Burow Options were included in the number of shares of Common Stock outstanding.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days. This Amendment No. 2 is being filed voluntarily due to an issuance of securities by the Issuer as reported on the Issuer’s 10-Q filed with the Securities and Exchange Commission on November 12, 2024, which caused the percentage of outstanding Common Stock of the Issuer deemed to be beneficial owned by the Reporting Persons to reduce by one percent or more.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

AVF VII, AVF VIII Overage, AVF X, AVF X Overage and AVF XII are parties to that certain Amended and Restated Investors’ Rights Agreement, dated September 22, 2022, the “Investor Rights Agreement”), which is attached as Exhibit 10.1 to the Issuer’s Form S-1 filed on August 25, 2023. Effective as of the closing of the Issuer’s initial public offering, the covenants relating to delivery of financial statements and inspection rights set forth in Section 3 were terminated and rights of first offer were terminated. Pursuant to the Investor Rights Agreement, AVF VII, AVF VIII Overage, AVF X, AVF X Overage and AVF XII have certain registration rights with respect to its Common Stock. Specifically, the Issuer has granted demand, piggyback and Form S-3 registration rights, which will terminate upon the earlier of (i) with respect to each stockholder, such date on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act of 1933, as amended, (ii) the occurrence of a deemed liquidation event, as defined in the Issuer’s amended and restated certificate of incorporation, as currently in effect, and (iii) the fifth anniversary of the IPO.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement of Joint Filing

Exhibit 2 - Agreement of Joint Filing

Exhibit 3 - Agreement of Joint Filing

Exhibit 4 - Agreement of Joint Filing

Exhibit 5 - Amended and Restated Investors’ Rights Agreement, dated September 22, 2022, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-274229), as filed with the Securities and Exchange Commission on August 25, 2023)

CUSIP No. 640979 100	13D	Page 23 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 22, 2024

ARCH Venture Fund VII, L.P.

By:    ARCH Venture Partners VII, L.P.

its General Partner

By:     ARCH Venture Partners VII, LLC

its General Partner

By:                  *

Managing Director

ARCH Venture Partners VII, L.P.

By:    ARCH Venture Partners VII, LLC

   its General Partner

By:               *

Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:                     *

Managing Director

                          *

Clinton Bybee

                          *

Keith Crandell

                          *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*       This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.2 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.

CUSIP No. 640979 100	13D	Page 24 of 32 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Neumora, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:   November 22, 2024

ARCH Venture Fund VII, L.P.

By:    ARCH Venture Partners VII, L.P.

its General Partner

By:    ARCH Venture Partners VII, LLC

its General Partner

By:                  *

Managing Director

ARCH Venture Partners VII, L.P.

By:  ARCH Venture Partners VII, LLC

its General Partner

By:                  *

Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:                   *

Managing Director

                          *

Clinton Bybee

                          *

Keith Crandell

                          *

Robert Nelsen

* By:  /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*          This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.2 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14,2023 and incorporated herein in its entirety by reference.

CUSIP No. 640979 100	13D	Page 25 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 22, 2024

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:   ARCH Venture Partners VIII, LLC

its General Partners

By:          *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                   *

Keith Crandell

Managing Director

* By:  /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*       This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.3 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.

CUSIP No. 640979 100	13D	Page 26 of 32 Pages

EXHIBIT 2

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Neumora Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:    November 22, 2024

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:   ARCH Venture Partners VIII, LLC

its General Partners

By:          *

   Keith Crandell

   Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                   *

 Keith Crandell

 Managing Director

* By:  /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*        This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.3 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.

CUSIP No. 640979 100	13D	Page 27 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 22, 2024

ARCH VENTURE FUND X, L.P.

By:   ARCH Venture Partners X, L.P.

its General Partner

By:    ARCH Venture Partners X, LLC

its General Partner

By:                 *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, L.P.

By:   ARCH Venture Partners X, LLC

its General Partner

By:                       *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                   *

Keith Crandell

Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:   ARCH Venture Partners X Overage, L.P.

its General Partner

By: ARCH Venture Partners X, LLC

its General Partner

By:                       *

Robert Nelsen

Managing Director

CUSIP No. 640979 100	13D	Page 28 of 32 Pages

ARCH VENTURE FUND X OVERAGE, L.P.

By:   ARCH Venture Partners X Overage, L.P.

its General Partner

By:  ARCH Venture Partners X, LLC

its General Partner

By:                              *

   Robert Nelsen

   Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:   ARCH Venture Partners X, LLC

its General Partner

By:                              *

   Robert Nelsen

   Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                   *

Robert Nelsen

Managing Director

                          *

Keith Crandell

                          *

Clinton Bybee

                          *

Robert Nelsen

* By:  /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*         This Schedule 13D was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.

CUSIP No. 640979 100	13D	Page 29 of 32 Pages

EXHIBIT 3

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Neumora Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:    November 22, 2024

ARCH VENTURE FUND X, L.P.

By:   ARCH Venture Partners IX L.P.

its General Partner

By:  ARCH Venture Partners X, LLC

its General Partner

By:            *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, L.P.

By:   ARCH Venture Partners X, LLC

its General Partner

By:                        *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                   *

Robert Nelsen

Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:   ARCH Venture Partners X Overage, L.P.

its General Partner

By:   ARCH Venture Partners X, LLC

its General Partner

By:                        *

Robert Nelsen

Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:   ARCH Venture Partners X, LLC

its General Partner

By:                        *

Robert Nelsen

Managing Director

CUSIP No. 640979 100	13D	Page 30 of 32 Pages

ARCH VENTURE PARTNERS X, LLC

By:                   *

Robert Nelsen

Managing Director

                          *

Keith Crandell

                          *

Robert Nelsen

                          *

Kristina Burow

                          *

Steven Gillis

* By:  /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*             This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Powers of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.

CUSIP No. 640979 100	13D	Page 31 of 32 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 22, 2024

ARCH VENTURE FUND XII, L.P.

By:   ARCH Venture Partners XII, L.P.

its General Partner

By:  ARCH Venture Partners XII, LLC

its General Partner

By:                   *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, L.P.

By:   ARCH Venture Partners XII, LLC

its General Partner

By:               *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, LLC

By:                    *

Keith Crandell

Managing Director

                          *

Keith Crandell

                          *

Robert Nelsen

                          *

Kristina Burow

                          *

Steven Gillis

* By:  /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*          This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.4 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.

CUSIP No. 640979 100	13D	Page 32 of 32 Pages

EXHIBIT 4

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Neumora Therapeutics, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:    November 22, 2024

ARCH VENTURE FUND XII, L.P.

By:   ARCH Venture Partners XII L.P.

its General Partner

By:    ARCH Venture Partners XII, LLC

its General Partner

By:                  *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, L.P.

By:   ARCH Venture Partners XII, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, LLC

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS XII, LLC

By:                   *

Keith Crandell

Managing Director

                         *

Keith Crandell

                         *

Robert Nelsen

                         *

Kristina Burow

                         *

Steven Gillis

* By:  /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*             This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.4 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.